SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
MARKET REGULATION

02039398

NO ACT
P.E 5-28-02
132-02368

May 28, 2002

PROCESSED
JUL 16 2002
THOMSON
FINANCIAL

Act: Exchange Act
Section: 15(a), (b)
Rule
Public Availability: June 2002

Mark Dorsey
Fried, Frank, Harris, Shriver & Jacobson
1001 Pennsylvania Avenue, NW, Suite 800
Washington, DC 20004-2505

Re: Swiss American Securities, Inc. and Streetline, Inc.

Dear Mr. Dorsey:

In your letter dated May 28, 2002, on behalf of Swiss American Securities, Inc. ("SASI"), you have asked for assurances that the staff of the Division of Market Regulation ("Division") will not recommend enforcement action to the Securities and Exchange Commission ("Commission") under Section 15(a) of the Securities Exchange Act of 1934 ("Exchange Act") if SASI or its affiliate Streetline, Inc. ("Streetline") engage in certain Internet-related activities without Streetline registering as a broker-dealer in accordance with Section 15(b) of the Exchange Act.

We understand the facts to be as follows: SASI is a registered U.S. broker-dealer that does much of its business with foreign financial institutions. SASI seeks to market Internet-based financial services to those foreign financial institutions, and to enter into agreements with the foreign financial institutions by which SASI would make website services available to the foreign financial institutions. In return, the foreign financial institutions would agree to route all orders for U.S. securities placed by their customers through the websites to SASI for execution. The foreign financial institutions would route all orders for non-U.S. securities in accordance with the foreign financial institutions' internal procedures, or to other entities as designated by the foreign financial institutions. The foreign financial institutions would use the websites to offer financial services to their customers, but the foreign financial institutions would not provide access to any customer who is a U.S. resident unless the foreign financial institution is registered as a broker-dealer with the Commission. In all events, the foreign financial institutions that are not registered as broker-dealers with the Commission would be required to represent that they have implemented policies "to prevent the triggering of U.S. broker-dealer registration requirements in connection with the use of the web site."

SASI would contract with Streetline to develop, customize and host the websites. The website services that would be made available to the foreign financial institutions could include order entry capability for the foreign financial institutions' customers, and capabilities for determining account information, conducting research and receiving alerts, as well as other services. Each foreign financial institution would determine which capabilities to include on its particular web site.

SASI would pay Streetline an initial fee to develop and customize each foreign financial institution's website, along with a regular periodic fee to maintain and host the website (directly or through a third party). SASI also would pay Streetline a per-order messaging fee – presently expected to be $1 per order – to establish and maintain the linkages that communicate orders to SASI.

SASI would charge the foreign financial institutions a commission for executing orders, plus website development and maintenance fees that would be based on the development and maintenance fees that SASI pays Streetline.

Although the foreign financial institutions would route all orders for U.S. securities that are placed on the websites to SASI, the websites would not identify either Streetline or SASI. Furthermore, as you state in your letter, "Streetline would play a passive role with respect to the securities activities of the foreign financial institution and its customers." Also, "Streetline will not take part in the financial services offered by the foreign financial institution (other than providing software and providing or arranging for maintenance of the website) including the opening, maintenance, administration or closing of brokerage accounts, or the solicitation of trades." In addition, Streetline would not provide assistance in resolving problems, discrepancies or disputes involving brokerage accounts or related securities transactions, and would not answer questions or engage in negotiations involving brokerage accounts or related securities transactions. Moreover, Streetline would not recommend or endorse specific securities to the foreign financial institutions' customers, and the foreign financial institutions' customers would not be able to contact Streetline through the site.

SASI would exercise control over Streetline in developing and maintaining the websites, and SASI would assume full responsibility for the operation of the websites and for Streetline's compliance with applicable federal securities laws. SASI would treat the foreign financial institutions as its customers with respect to all aspects of the websites (except to the extent that the foreign financial institutions are excluded from the definition of "customer" by the federal securities laws or self-regulatory organization rules), including any work done by Streetline. SASI would be responsible for all marketing related to the agreements and for negotiating the agreements with the foreign financial institutions, and Streetline would not engage in any marketing or negotiate the agreements. SASI would be the contracting party with the foreign financial institutions for the agreements, while Streetline would not be a party to those agreements. SASI would have the right to terminate its contracts with Streetline. Streetline would not exercise any discretion over the websites, and Streetline's participation in developing and maintaining the websites would be limited to providing software and systems technology and maintaining the proper technical functioning and hosting of the websites. Streetline would not hold the foreign financial institutions' customers' funds or securities, be involved in the clearance and settlement of securities transactions, or extend credit or arrange for the extension of credit to any customer. <u>See</u> <u>Prescient Markets, Inc.</u> (publicly available April 2, 2001).

In addition, SASI's election to use Streetline would not relieve SASI of its responsibilities under the federal securities laws, including any applicable standards regarding order handling capacity. With regard to consumer financial information related to the Agreements, Streetline would be governed by all financial privacy obligations applicable to SASI under Title V of the Gramm-Leach-Bliley Act and under the Fair Credit Reporting Act (in addition to any similar obligations that may be directly applicable to Streetline). Moreover, for purposes of examination at any time or from time to time during business hours by the Commission, its designees, or representatives, any self-regulatory organization of which SASI is a member, or any state securities regulator having jurisdiction over SASI, all facilities, technology, and books and records of Streetline shall be the facilities, technology and books and records of SASI.

Response of the Division of Market Regulation

On the basis of the facts presented and your representations, the Division will not recommend enforcement action to the Commission under Section 15(a) of the Exchange Act if SASI and Streetline engage in the activities discussed in your letter without Streetline registering with the Commission as a broker-dealer. In taking this position, the Division notes that the proposed arrangements contain safeguards that should prevent Streetline from being in a position where it could solicit securities transactions, directly or indirectly.

SASI, a registered broker-dealer, will be solely responsible for marketing the Internet services, negotiating with the foreign financial institutions, and entering into contracts with the foreign financial institutions. The foreign financial institutions will pay only SASI for the Internet-based financial services. Streetline will have no role in marketing the services or negotiating agreements. Streetline will not be a party to any agreements with the foreign financial institutions, and SASI will be able to replace Streetline. Also, the websites will make no mention of Streetline or SASI.

Although Streetline will perform limited, non-discretionary functions in configuring and maintaining financial service websites for the foreign financial institutions, Streetline will perform that work only in its capacity as a contractor for SASI. SASI will be responsible for all the work that Streetline performs. Streetline's activities will be highly circumscribed, in that Streetline would not exercise any discretion over the websites, and its participation would be limited to providing software and systems technology and maintaining proper technical functioning and website hosting. Streetline will not open, maintain, administer or close brokerage accounts, or provide assistance in resolving problems, discrepancies or disputes related to brokerage accounts.

In essence, Streetline should be invisible to the ultimate users of the websites and will be restricted to operating on behalf of SASI when performing technical functions.

To date, the Division has issued only one letter granting no-action relief for an Internet-related service that would be paid per-order fees without registering as a broker-dealer. In the Division's letter regarding Charles Schwab & Co. (November 27, 1996), the Division granted no-action relief to broad-based Internet service providers that would not specifically direct their operations toward the securities industry, and that would take a passive role toward the interaction between brokerages and their customers, other than routing messages. Those Internet service providers could receive a nominal flat fee for each order transmitted. The proposed activities of SASI and Streetline go beyond the activities contemplated by the Schwab letter – Streetline would not provide broad-based services, but instead would direct its activities toward the securities industry; Streetline would not passively link customers with broker-dealers, but instead would help provide order-handling services; and Streetline's $1 per-order compensation is more than "nominal."

The Division nonetheless believes that under these circumstances, Streetline may receive per-order fees without registering as a broker-dealer because of the many safeguards that should prevent Streetline from being in a position where it could solicit transactions in securities. In other words, this no-action relief would not apply if: Streetline participated in marketing the services or in negotiating the agreements between SASI and the foreign financial institutions; Streetline was a party to the contracts between SASI and the foreign financial institutions; Streetline exercised discretion over the websites; Streetline's name or brand name appeared anywhere on those websites; or SASI failed to exercise control over Streetline's development and maintenance of the websites.

The Division also notes that because of Streetline's defined role, Streetline will not be in a position to engage in broker-dealer activities. For example, Streetline will not hold itself out as a broker-dealer, provide information or advice related to securities transactions to the customers of the foreign financial institutions, match orders, make decisions about routing orders, facilitate the clearance and settlement of executed trades, prepare or send transaction confirmations, screen counterparties for creditworthiness, or hold funds or securities.

The positions expressed above are based solely on the facts presented and the representations made to the Division in your letter, and any different facts or conditions may require a different response. Furthermore, this response only expresses the Division's position on enforcement action and does not purport to express any legal conclusions on the questions presented.

This letter addresses only the registration status of Streetline, and no other issues. For example, this letter does not address the question of what are SASI's obligations under the securities laws arising from SASI's assistance with the operation of the websites of the foreign financial institutions. This letter also does not address status of the foreign financial institutions under the federal securities laws.

Sincerely,

Catherine McGuire
Chief Counsel

Fried, Frank, Harris, Shriver & Jacobson
1001 Pennsylvania Avenue, NW, Suite 800
Washington, DC 20004-2505
Tel: 202.639.7000
Fax: 202.639.7003 (4) (8)
www.ffhsj.com

May 28, 2002

202-639-7173

Securities Exchange Act of 1934
Section 15

FRIED FRANK HARRIS SHRIVER & JACOBSON

VIA FEDERAL EXPRESS

Catherine McGuire, Esq.
Chief Counsel and Associate Director
Division of Market Regulation
U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549

Re: Streetline, Inc.

Dear Ms. McGuire:

This letter requests that the staff of the Securities and Exchange Commission (the "Staff") advise our client, Swiss American Securities Inc. ("SASI"), a registered broker-dealer, that the Staff will not recommend any enforcement action under Section 15(a) of the Securities Exchange Act of 1934 ("Exchange Act") against SASI or its affiliate, Streetline, Inc. ("Streetline"), if SASI and Streetline engage in the activities described below and Streetline does not register as a broker-dealer under Section 15(b) of the Exchange Act.

SASI is a registered broker-dealer and a member of the National Association of Securities Dealers, Inc., and a member organization of the New York Stock Exchange, Inc. and various regional U.S. securities exchanges. Streetline is wholly-owned by SASI's parent company. A significant portion of the business conducted by SASI involves SASI's execution of trades in U.S. securities for foreign financial institutions that place orders with SASI, both for their own account and for the accounts of the foreign financial institutions' customers.[1] SASI has historically serviced these orders

1 Such orders are executed in an omnibus account maintained by SASI in the name of the foreign financial institution.

A Partnership Including Professional Corporations

New York
Washington
Los Angeles
London
Paris

ffdc02\dorsema\223070.6

and communicated them to the market place by telephone, facsimile, the Society for Worldwide Interbank Financial Telecommunications ("SWIFT") or other electronic communication systems operated by third party vendors such as Automatic Data Processing, Inc. ("ADP") and Reuters "InterTrade Direct". SASI pays a per order message fee for utilizing the communication devices of SWIFT, ADP, and InterTrade Direct to communicate orders between SASI and its customers as well as between SASI and market centers.

In order to maintain the competitiveness of the securities brokerage services it provides to its foreign financial institution clients and to enable those clients to more efficiently handle orders from their customers, SASI intends to offer foreign financial institutions the ability to provide their customers with the significant price and convenience advantages that are associated with accessing an Internet site to place orders for securities transactions. Internet communication represents the most widely accessible electronic medium for transmitting securities orders and as a result, SASI anticipates that it will be the medium of choice in the next millennium. In connection therewith, SASI proposes to enter into order flow agreements with its foreign financial institution clients pursuant to which SASI will make web site services available to the foreign financial institution through its affiliate, Streetline, and the foreign financial institution will agree to direct all on-line orders for U.S. securities to SASI for execution.

SASI's web site development and hosting services will be marketed by SASI and offered to foreign financial institutions that enter into an order flow agreement with SASI (the "Agreement"). Pursuant to the Agreement, the foreign financial institution will route all orders for U.S. securities that are placed by the foreign financial institution's customers through the web site to SASI for execution, and the foreign financial institution will route all orders for non-U.S. securities that are placed by the foreign financial institution's customers through the web site in accordance with its internal procedures for non-U.S. securities, or to another entity as designated by the foreign financial institution (including possibly an affiliate of SASI) for execution. Orders routed to SASI will be executed in an omnibus account maintained by SASI in the name of the foreign financial institution. Each foreign financial institution will be required to represent in the Agreement that it will comply with all laws, rules and regulations applicable to it in connection with the Agreement in each jurisdiction in which it offers the web services, including any disclosure obligation(s) regarding its order flow arrangement with SASI.

Pursuant to the Agreement, the foreign financial institution will pay to SASI an up-front fee to cover the start up expenses associated with the development and customization of the foreign financial institution's web site and a monthly maintenance fee for the maintenance and hosting of the site. The amount of these two fees will be based on the amount that Streetline charges to SASI for the development, maintenance and hosting of the web site. SASI will also charge the foreign financial institution a commission for executing orders that are placed through the web site and routed to SASI for execution.

SASI, in turn, will contract with its affiliate, Streetline, to provide the actual web site development, maintenance and hosting services. Streetline, using software available in the market, will develop and customize web sites for the foreign financial institution that will allow the foreign financial institution to offer various services to its customers through the Internet. Streetline also will provide hosting services for the foreign financial institution's web site either directly or through a third party, which may or may not be affiliated with Streetline. Pursuant to the terms of the contract between SASI and Streetline, SASI will pay Streetline an up-front fee for the development and customization of the foreign financial institution's web site and a regular periodic maintenance fee for the maintenance and hosting of the site. In addition, SASI will pay Streetline a fee for establishing and maintaining a communications linkage in order to allow orders placed through the web site to be electronically transmitted to SASI for execution. This messaging fee will be the same type of fee that SASI currently pays to third party vendors to electronically transmit orders between SASI and its customers and between SASI and U.S. market centers — a flat per order messaging fee for each order communicated to SASI through the linkage, regardless of the size of the order or whether the order results in an executed trade.[2]

The proposed web sites to be developed by Streetline will have the following possible capabilities or functions:

A Customized Home Page — This page will identify the foreign financial institution, its products and services.

FAQS and Customer Tutorials — This function will address fundamental questions regarding on-line trading, and provide an on-line interactive demonstration to educate the customer on the use of the Internet trading function.

Market Data — The site will make available quotes, news and other market data with respect to U.S. and foreign securities, which will be obtained from third party vendors.

Research — The site will be capable of making available to customers research reports, if any, prepared by the foreign financial institution, as well as research prepared by third parties, including SASI.

---

2 In this regard, Streetline presently expects to charge $1 per order.

Alert/Monitoring — This capability will allow a user to input various criteria (e.g., price movement, news release) for a limited number of securities and receive notification by e-mail, pager or voice if and when the selected criteria are triggered.

Order Execution and Status — This capability will allow a foreign financial institution's customer to place orders for securities for their account at the respective institution and to monitor the status of their orders (e.g., open, filled, canceled).

Account Information — This function will allow a foreign financial institution's customer to access information regarding his or her account at the institution (e.g., cash and securities positions).

Customer Service Functions — This function will allow the foreign financial institutions to better communicate with their customers by e-mail, bulletin boards and on-line seminars.[3]

A foreign financial institution's web site may include all, or only some, of the capabilities or functions described above. The capabilities or functions actually included on each web site will be determined by the foreign financial institution in its sole discretion and the foreign financial institution will be responsible for the accuracy of all materials that appear on the web site. Neither Streetline nor SASI will be identified on the web site. Streetline will not handle any of the foreign financial institutions' customer's securities or funds and Streetline will not extend credit or arrange for the extension of credit to any such customer.

Streetline will play a passive role with respect to the securities activities of the foreign financial institution and its customers. Streetline will not take part in the financial services offered by the foreign financial institution (other than by providing the software for the web site and providing or arranging for maintenance and hosting of the web site) including the opening, maintenance, administration or closing of brokerage accounts, or the solicitation of trades. Nor will Streetline provide assistance in resolving problems, discrepancies or disputes involving brokerage accounts or related securities transactions. Streetline will not answer questions or engage in negotiations involving brokerage accounts or related securities transactions and Streetline will not recommend or endorse specific securities to the foreign financial institution's

---

3 Other web site capabilities or functions may be offered to foreign financial institutions at a later date, such as the ability to pay on-line for security purchases. If this capability is added, Streetline will not have custody of the funds or securities of the customers of any foreign financial institution.

customers. In addition, customers of the foreign financial institution will not be able to contact Streetline through the site.

At least initially, SASI expects that no foreign financial institution will make its site available to the general public. Rather, the site will be password protected, and will only be available to customers of the foreign financial institution who have been provided with a password by the institution. Pursuant to the terms of the Agreement, unless registered as a broker-dealer with the SEC, the foreign financial institution will not provide access (i.e., will not provide a password) to any customer who is a U.S. resident. In all events, foreign financial institutions that are not U.S. registered broker-dealers will be required to represent to SASI that they have implemented policies and procedures that reasonably could be expected to prevent the triggering of U.S. broker-dealer registration requirements in connection with the use of the web site.

We believe that the anticipated operations of Streetline follow the principles set out in prior no-action letters (e.g., Quick America Corporation (pub. avail. June 28, 1993); Evare, LLC (pub. avail. November 30, 1998); Charles Schwab & Co., Inc. (pub. avail. November 27, 1996)). In that regard, Streetline: (i) will not hold or have access to any foreign financial institution's customer's funds or securities; (ii) will not recommend or endorse specific securities to such customers; (iii) will not become involved with the financial services provided by the foreign financial institution to its customers (other than through the web site software and hosting services). Although Streetline will conduct the ministerial task of programming the foreign financial institution's web site to route orders for U.S. securities to SASI for execution, and, if directed to do so by the foreign financial institution, will program the web site to route orders for non-U.S. securities to an entity other than the foreign financial institution (including possibly an affiliate of Streetline), such programming will not reflect an order routing decision or recommendation of Streetline. Rather, it will reflect the foreign financial institution's decision about where to route its order flow.

We also believe that the anticipated operations of Streetline follow the principles set out in Prescient Markets, Inc. (pub. avail. April 2, 2001). In that regard: (i) SASI will exercise control over Streetline's development and maintenance of the sites; (ii) SASI will assume full responsibility for the operation of the sites, including, among other things, Streetline's compliance with applicable federal securities laws; (iii) SASI will treat the foreign financial institutions as its customers with respect to all aspects of the sites,[4] including any work by Streetline; (iv) SASI will be responsible for all marketing related to the Agreements and for negotiating the terms of the Agreements —

---

4 To the extent the federal securities laws and rules of self regulatory organizations exclude the foreign financial institutions from the definition of "customer", the foreign financial institutions will continue to be excluded from those definitions.

Streetline will not engage in any marketing related to the Agreements nor will it negotiate the terms of the Agreements; (v) SASI will contract with the foreign financial institutions — Streetline will not be a party to the Agreements and SASI will have the right to terminate its contracts with Streetline; (vi) Streetline will not exercise any discretion over the sites — Streetline's participation in developing and maintaining the sites will be limited to providing software and systems technology, and maintaining the proper technical functioning and hosting of the sites; (vii) Streetline will not be involved in the clearance and settlement of transactions; (viii) electing to use Streetline will not relieve SASI of its responsibilities under the federal securities laws, the rules thereunder or any other applicable legal requirements, including any applicable standards regarding order handling capacity.

With regard to consumer financial information related to the Agreements, Streetline will be governed by all financial privacy obligations applicable to SASI under Title V of the Gramm – Leach – Bliley Act and under the Fair Credit Reporting Act (in addition to any similar obligations that may be directly applicable to Streetline). Finally, for purposes of examinations at any time or from time to time during business hours by the Securities and Exchange Commission, its designees or representatives, any self regulatory organization of which SASI is a member, or any state securities regulator having jurisdiction over SASI, all facilities, technology, and books and records of Streetline shall be the facilities, technology, and books and records of SASI.

* * *

If you have any comments or questions relating to this request, or wish to discuss this matter further, please contact the undersigned at (202) 639-7173.

Sincerely,

Mark Dorsey